                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                        COMMISSION FILE NUMBER 000-21949


  A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT
                           OF THE ISSUER NAMED BELOW:


       THE PACIFICARE HEALTH SYSTEMS, INC. SAVINGS AND PROFIT-SHARING PLAN


        B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                         PACIFICARE HEALTH SYSTEMS, INC.
                             3120 LAKE CENTER DRIVE
                               SANTA ANA, CA 92704

                            Financial Statements and
                             Supplemental Schedules

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                 Financial Statements and Supplemental Schedules


                     Years ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors.......................................................1

Financial Statements

Statements of Net Assets Available for Benefits
  with Fund Information..............................................................2
Statements of Changes in Net Assets Available for Benefits
  with Fund Information..............................................................4
Notes to Financial Statements........................................................6

Supplemental Schedules

Line 27 (a) - Schedule of Assets Held for Investment Purposes.......................15
Line 27 (b) - Schedule of Loans or Fixed Income Obligations.........................19
Line 27 (d) - Schedule of Reportable Transactions...................................20
Signature Page......................................................................21
Exhibit Index.......................................................................22
Exhibit 23 -- Consent of Ernst & Young LLP..........................................23

                         Report of Independent Auditors


PacifiCare Health Systems, Inc. as
  Plan Administrator for
The PacifiCare Health Systems, Inc.
  Savings and Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and loans or fixed income obligations as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and the fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             ERNST & YOUNG LLP

Los Angeles, California
June 23, 1999

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

      Statements of Net Assets Available for Benefits with Fund Information

                                December 31, 1998


                                                               PUTNAM INVESTMENTS
                                    ------------------------------------------------------------------------
                                     GROWTH AND                     GLOBAL                        MONEY
                                       INCOME         INCOME        GROWTH         VOYAGER        MARKET
                                    ------------------------------------------------------------------------
Investments, at fair value:
  Mutual funds                      $ 23,343,783   $  4,695,025   $ 16,390,175   $ 35,980,282   $  4,254,354
  Common stocks                               --             --             --             --             --
  Corporate bonds                             --             --             --             --             --
  U.S. securities                             --             --             --             --             --
  Short-term income fund                      --             --             --             --             --
  Participant loans
    receivable                                --             --             --             --             --
                                    ------------------------------------------------------------------------
Total investments                     23,343,783      4,695,025     16,390,175     35,980,282      4,254,354

Contributions receivable:
  Employee                                    --             --             --             --             --
  Employer                                    --             --             --             --             --
Dividends receivable                          --             --             --             --             --
Interest income receivable                    --             --             --             --             --
                                    ------------------------------------------------------------------------
Net assets available for benefits   $ 23,343,783   $  4,695,025   $ 16,390,175   $ 35,980,282   $  4,254,354
                                    ========================================================================




                                       MANAGED      PACIFICARE    PARTICIPANT   CONTRIBUTIONS
                                       ASSETS       STOCK FUND       LOANS        RECEIVABLE       TOTAL
                                    ------------------------------------------------------------------------
Investments, at fair value:
  Mutual funds                      $         --   $         --   $         --   $         --   $ 84,663,619
  Common stocks                       46,843,037      2,303,592             --             --     49,146,629
  Corporate bonds                      3,302,186             --             --             --      3,302,186
  U.S. securities                     25,640,224             --             --             --     25,640,224
  Short-term income fund               3,567,187         92,698             --             --      3,659,885
  Participant loans
    receivable                                --             --      2,486,259             --      2,486,259
                                    ------------------------------------------------------------------------
Total investments                     79,352,634      2,396,290      2,486,259             --    168,898,802

Contributions receivable:
  Employee                                    --             --             --      1,127,594      1,127,594
  Employer                                    --             --             --     10,153,187     10,153,187
Dividends receivable                      69,133             --             --             --         69,133
Interest income receivable               449,999             --             --             --        449,999
                                    ------------------------------------------------------------------------
Net assets available for benefits   $ 79,871,766   $  2,396,290   $  2,486,259   $ 11,280,781   $180,698,715
                                    ========================================================================

See accompanying notes.

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

      Statements of Net Assets Available for Benefits with Fund Information

                                December 31, 1997


                                                            PUTNAM INVESTMENTS
                                 ------------------------------------------------------------------------
                                  GROWTH AND                      GLOBAL                        MONEY
                                    INCOME         INCOME         GROWTH        VOYAGER         MARKET
                                 ------------------------------------------------------------------------
Investments, at fair value:
  Mutual funds                   $ 18,085,644   $  3,155,533   $ 10,770,358   $ 25,356,228   $  2,815,680
  Common stocks                            --             --             --             --             --
  Corporate bonds                          --             --             --             --             --
  U.S. securities                          --             --             --             --             --
  Short-term income fund                   --             --             --             --             --
  Participant loans receivable             --             --             --             --             --
                                 ------------------------------------------------------------------------
Total investments                  18,085,644      3,155,533     10,770,358     25,356,228      2,815,680

Dividends receivable                       --             --             --             --             --
Interest income receivable                 --             --             --             --             --
                                 ------------------------------------------------------------------------
Net assets available for
  benefits                       $ 18,085,644   $  3,155,533   $ 10,770,358   $ 25,356,228   $  2,815,680
                                 ========================================================================




                                    MANAGED     PARTICIPANT
                                    ASSETS         LOANS           TOTAL
                                 ------------------------------------------
Investments, at fair value:
  Mutual funds                   $         --   $         --   $ 60,183,443
  Common stocks                    45,997,149             --     45,997,149
  Corporate bonds                   3,804,191             --      3,804,191
  U.S. securities                  24,083,538             --     24,083,538
  Short-term income fund              680,967             --        680,967
  Participant loans receivable             --      1,830,289      1,830,289
                                 ------------------------------------------
Total investments                  74,565,845      1,830,289    136,579,577

Dividends receivable                   63,381             --         63,381
Interest income receivable            364,324             --        364,324
                                 ------------------------------------------
Net assets available for
  benefits                       $ 74,993,550   $  1,830,289   $137,007,282
                                 ==========================================

See accompanying notes.

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1998


                                                                  PUTNAM INVESTMENTS
                                     ---------------------------------------------------------------------------
                                      GROWTH AND                        GLOBAL                         MONEY
                                        INCOME          INCOME          GROWTH         VOYAGER         MARKET
                                     ---------------------------------------------------------------------------
Contributions:
  Employee                           $  4,761,707    $  1,263,458    $  2,921,488   $  6,771,133    $  1,394,222
  Employer                              1,448,152         424,174         940,999      2,068,710         447,165

Net investment income:
  Interest income                              --              --              --             --              --
  Dividends                             2,044,144         248,445         477,938      2,415,969         196,446
  Net realized/unrealized
    appreciation (depreciation)           828,355        (117,934)      2,888,828      4,148,395              --
                                     ---------------------------------------------------------------------------
Total additions                         9,082,358       1,818,143       7,229,253     15,404,207       2,037,833

Benefit and withdrawal payments
  to participants                       2,512,977         364,857       1,535,469      3,509,834       1,462,954
Administration fees                       135,417          27,118          89,268        196,513          27,239
Forfeitures taken                              --              --              --             --       1,135,000
                                     ---------------------------------------------------------------------------
Total deductions                        2,648,394         391,975       1,624,737      3,706,347       2,625,193
Net increase (decrease) before
  interfund transfers                   6,433,964       1,426,168       5,604,516     11,697,860        (587,360)
Interfund transfers                    (1,175,825)        113,324          15,301     (1,073,806)      2,026,034
                                     ---------------------------------------------------------------------------
Net increase                            5,258,139       1,539,492       5,619,817     10,624,054       1,438,674

Net assets available for benefits:
  Beginning of year                    18,085,644       3,155,533      10,770,358     25,356,228       2,815,680
                                     ---------------------------------------------------------------------------
  End of year                        $ 23,343,783    $  4,695,025    $ 16,390,175   $ 35,980,282    $  4,254,354
                                     ===========================================================================



                                        MANAGED       PACIFICARE    PARTICIPANT    CONTRIBUTIONS
                                        ASSETS        STOCK FUND       LOANS         RECEIVABLE       TOTAL
                                     --------------------------------------------------------------------------
Contributions:
  Employee                           $  2,025,981    $    532,378   $         --    $  1,127,594   $ 20,797,961
  Employer                              6,546,155          73,973             --      10,153,187     22,102,515

Net investment income:
  Interest income                       2,107,499           2,994        188,310              --      2,298,803
  Dividends                               797,720              --             --              --      6,180,662
  Net realized/unrealized
    appreciation (depreciation)         3,603,599         315,849             --              --     11,667,092
                                     --------------------------------------------------------------------------
Total additions                        15,080,954         925,194        188,310      11,280,781     63,047,033

Benefit and withdrawal payments
  to participants                       7,272,815          19,112        196,100              --     16,874,118
Administration fees                       862,499           8,428             --              --      1,346,482
Forfeitures taken                              --              --             --              --      1,135,000
                                     --------------------------------------------------------------------------
Total deductions                        8,135,314          27,540        196,100              --     19,355,600
Net increase (decrease) before
  interfund transfers                   6,945,640         897,654         (7,790)     11,280,781     43,691,433
Interfund transfers                    (2,067,424)      1,498,636        663,760              --             --
                                     ------------    ------------   ------------    ------------   ------------
Net increase                            4,878,216       2,396,290        655,970      11,280,781     43,691,433

Net assets available for benefits:
  Beginning of year                    74,993,550              --      1,830,289              --    137,007,282
                                     --------------------------------------------------------------------------
  End of year                        $ 79,871,766    $  2,396,290   $  2,486,259    $ 11,280,781   $180,698,715
                                     ==========================================================================

See accompanying notes.

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Benefits with Fund Information

                          Year ended December 31, 1997

                                                                  PUTNAM INVESTMENTS
                                     ---------------------------------------------------------------------------
                                      GROWTH AND                       GLOBAL                           MONEY
                                        INCOME         INCOME          GROWTH          VOYAGER         MARKET
                                     ------------   ------------    ------------    ------------    ------------
Contributions:
  Employee                           $    785,255   $    180,917    $    633,134    $  1,317,933    $    931,688
  Employer                              2,270,371        517,467       1,794,340       3,834,572         414,468

Net investment income:
  Interest income                              --             --              --              --              --
  Dividends                             2,298,505        192,095       1,917,370       1,494,178         140,794
  Net realized/unrealized
    appreciation (depreciation)           937,784         45,128        (759,992)      3,425,064           6,620
                                     ------------   ------------    ------------    ------------    ------------
Total additions                         6,291,915        935,607       3,584,852      10,071,747       1,493,570

Benefit and withdrawal payments
  to participants                       1,479,968        227,897         910,625       1,909,510       1,404,692
Administration fees                        16,126          3,665          10,743          21,831           3,719
                                     ------------   ------------    ------------    ------------    ------------
Total deductions                        1,496,094        231,562         921,368       1,931,341       1,408,411
                                     ------------   ------------    ------------    ------------    ------------

Net increase (decrease) before
  interfund transfers                   4,795,821        704,045       2,663,484       8,140,406          85,159
Interfund transfers                       804,245       (101,411)        288,841        (499,933)        241,669
                                     ------------   ------------    ------------    ------------    ------------
Net increase                            5,600,066        602,634       2,952,325       7,640,473         326,828

Net assets available for benefits:
  Beginning of year                    12,485,578      2,552,899       7,818,033      17,715,755       2,488,852
                                     ------------   ------------    ------------    ------------    ------------
  End of year                        $ 18,085,644   $  3,155,533    $ 10,770,358    $ 25,356,228    $  2,815,680
                                     ============   ============    ============    ============    ============



                                        MANAGED      PARTICIPANT
                                        ASSETS          LOANS          TOTAL
                                     ------------    ------------    ------------
Contributions:
  Employee                           $  4,183,075    $         --    $  8,032,002
  Employer                              2,063,875              --      10,895,093

Net investment income:
  Interest income                       1,867,766         164,676       2,032,442
  Dividends                               964,702              --       7,007,644
  Net realized/unrealized
    appreciation (depreciation)         9,606,412              --      13,261,016
                                     ------------    ------------    ------------
Total additions                        18,685,830         164,676      41,228,197

Benefit and withdrawal payments
  to participants                       7,528,343         175,767      13,636,802
Administration fees                       396,410              --         452,494
                                     ------------    ------------    ------------
Total deductions                        7,924,753         175,767      14,089,296
                                     ------------    ------------    ------------

Net increase (decrease) before
  interfund transfers                  10,761,077         (11,091)     27,138,901
Interfund transfers                    (1,156,554)        423,143              --
                                     ------------    ------------    ------------
Net increase                            9,604,523         412,052      27,138,901

Net assets available for benefits:
  Beginning of year                    65,389,027       1,418,237     109,868,381
                                     ------------    ------------    ------------
  End of year                        $ 74,993,550    $  1,830,289    $137,007,282
                                     ============    ============    ============

See accompanying notes.

                      The PacifiCare Health Systems, Inc.
                        Savings and Profit-Sharing Plan

                         Notes to Financial Statements

                               December 31, 1998


1.  DESCRIPTION OF PLAN

GENERAL

The PacifiCare Health Systems, Inc. Savings and Profit-Sharing Plan (the "Plan"), effective July 1, 1985, as amended, is a defined contribution profit-sharing plan that covers employees of PacifiCare Health Systems, Inc. and subsidiaries (the "Company"), and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was amended and restated in its entirety effective February 19, 1998 to establish a new investment fund that invests primarily in shares of the Company's Class B Common Stock, to include certain subsidiaries as sponsoring employers of the Plan, and to comply with certain amendments and changes to the Internal Revenue Code (the "Code"). As amended and restated, the Plan is intended to comply with Code sections 401, 401(k) and 402(a), and is also an eligible individual account plan as defined in ERISA Section 407(d)(3), and provides for the acquisition and holding of qualifying employer securities, as defined in ERISA Section 401(d)(5). The assets of the following plans sponsored by subsidiaries of the Company were transferred into the Plan: PacifiCare of Washington, Inc., 401(k) Plan effective November 1, 1996; Preferred Solutions, Inc. 401(k) Plan, and D.P.A. Employees Investment Plan and Trust effective January 1, 1996. Employees are fully vested in contributions relating to these plans.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

CONTRIBUTIONS AND BENEFITS

Employees are eligible to make contributions to the Plan after 12 months of employment with 1,000 hours of service.

Participants may elect to defer the receipt of a portion (in whole percentages not less than 2%, nor more than 12%) of their compensation (deferred savings account). All employees were limited to a contribution of $10,000 and $9,500 in 1998 and 1997, respectively, by Code Section 402(g). If any participant's compensation deferral for a year exceeds the maximum allowable for that year, the excess contribution is returned to the Company and then paid to the participant as taxable compensation. Furthermore, Code Section 401(k) and the Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals.

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)



1.  DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS AND BENEFITS (CONTINUED)

The Company makes annual mandatory contributions to participants' accounts equal to 2% of all eligible compensation paid (profit-sharing account). Each participant's profit-sharing account is credited with an amount equal to 2% of his or her eligible compensation received during the year.

The Company also contributes a matching amount on behalf of each participant equal to 50% of the amount of compensation deferred by each participant to a maximum of 3% of the participant's eligible compensation (matching account).

The Company may also contribute an additional amount (discretionary profit-sharing account) at its sole discretion, as determined by the Company's Board of Directors, based on the financial success of the Company. The Company contributed $9,300,000 for the year ended December 31, 1998 and zero in 1997. The Company's discretionary contribution is allocated to active participants' accounts in proportion to their eligible compensation. Pursuant to this allocation, eligible compensation was limited to $81,000 in 1998 and 1997, respectively.

Participants are immediately and fully vested in their 2% profit-sharing account and deferred savings account. Participants vest in their matching account and discretionary profit-sharing account at the rate of 10% per year for the first four years of service and 20% per year for the next three years of service. Participants become fully vested in their matching account in the event of death, disability or reaching normal retirement age. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested accounts was $350,512 and $1,306,289 as of December 31, 1998 and 1997, respectively.

The income of the Plan, together with any gains or losses in the value of the investments, increase or decrease participants' accounts proportionately based on the relationship of their account balances to total account balances.

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)



1.  DESCRIPTION OF PLAN (CONTINUED)

CONTRIBUTIONS AND BENEFITS (CONTINUED)

No amounts are payable prior to the participant's normal retirement, death, disability or termination of employment. In cases of termination, the participant may elect to defer payment until five years after the normal retirement date, age 65. Retirement and disability payments greater than $5,000 may be paid in a lump sum, an annuity, or in substantially equal installments. All payments less than $5,000 will be paid in a lump sum.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The fully vested accounts would become payable as determined by the Administrative Committee.

PARTICIPANT LOANS

Plan participants may borrow, as a loan from their accumulated contributions, a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1 to 5 years or up to 10 years for hardship circumstances as defined by the Plan. The loans are secured by the balance in the participant's account and bear interest at 2% above the current prime rate. Principal and interest is paid ratably through biweekly payroll deductions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in mutual funds are carried at fair value based on the quoted market price of the underlying investments.

Quoted market prices are used to value common stocks, corporate bonds and U.S. securities.

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS (CONTINUED)

Investments in participating units in Wells Fargo Bank's (formerly First Interstate Bank) short-term income fund are stated at redemption price which approximates cost. Purchases and sales of investments are reflected on the trade dates.

Participant loans are recorded at cost, which approximates fair value at December 31, 1998 and 1997.

INVESTMENT INCOME

Interest and dividends are recorded as earned. Realized and unrealized net investment gains or losses are recorded based on the cost of units held by the Plan and fluctuations in the fair value of the underlying investments.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  ADMINISTRATION OF PLAN ASSETS

The assets of the Plan are administered by the Plan's Administrative Committee, appointed by the Company's Board of Directors, with the assistance of the Trustees, Putnam Investments ("Putnam") and Wells Fargo Bank ("Wells Fargo"). Under the trust agreement, the Trustees hold the trust assets and make payments as directed by the Administrative Committee. Discretion as to investment decisions for the Plan's profit-sharing and discretionary profit-sharing accounts lies with the Administrative Committee, which is assisted by an investment advisor. Effective June 1, 1995, participants are permitted to direct the investment of their deferred savings and matching accounts among investment options selected by the Administrative Committee (see Note 4). The Plan pays all administrative expenses.

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)



4.  INVESTMENT OPTIONS

The individual accounts of each participant are held and invested by the Trustees, Wells Fargo and Putnam, in one or more of the following investments in accordance with the investment options selected by the participant or the Company, as appropriate (seven options in 1998, six in 1997).

PUTNAM GROWTH AND INCOME FUND

Funds are invested in shares of a registered investment company that invests in U.S. and foreign common stocks that offer potential capital growth, current income or both.

PUTNAM INCOME FUND

Funds are invested in shares of a registered investment company that invests in a variety of government and corporate debt securities, preferred stocks and dividend-paying common stocks.

PUTNAM GLOBAL GROWTH FUND

Funds are invested in shares of a registered investment company that invests in common stocks traded in securities markets located in a number of foreign countries and in the United States.

PUTNAM VOYAGER FUND

Funds are invested in shares of a registered investment company that invests in common stocks of companies that Putnam Management believes have potential for capital appreciation that is significantly greater than that of the market averages.

PUTNAM MONEY MARKET FUND

Funds are invested in shares of a registered investment company that invests in bank certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term municipal obligations, U.S. government securities and U.S. Treasury or U.S. repurchase agreements.

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)



4.  INVESTMENT OPTIONS (CONTINUED)

MANAGED ASSETS

Assets managed by a company that specializes in the management of conservative, balanced portfolios using high quality stocks and short- to intermediate-term fixed income securities.

PACIFICARE STOCK FUND

In 1998, the Plan was amended to offer participants the opportunity to invest in Class B common stock of the Company.

Participants may change their investment options once a quarter for investments in the deferred savings and the matching accounts. However, investments in the profit-sharing and discretionary profit-sharing accounts are restricted to the Managed Assets investment vehicle.

5.  INVESTMENTS

During 1998 and 1997, the Plan held investments managed by an investment management company that invested in common stocks, corporate and foreign bonds and U.S. government securities in addition to participating units in Wells Fargo Bank's short-term income fund based upon the guidance provided by the investment advisor.

Investments in participating units in Wells Fargo's short-term income fund held by the Trustee for the Plan at December 31, 1998 and 1997, were $3,659,885 and $680,967 (at cost, which approximates fair value), respectively.

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)



5.  INVESTMENTS (CONTINUED)

Investments in Wells Fargo's short-term income fund are party-in-interest transactions with the Trustee for which a statutory exemption exists. Purchases, sales and income related to these investments during the years ended December 31, 1998 and 1997, were as follows:

                                                                      REINVESTED
  YEAR ENDED                                                          INTEREST
  DECEMBER 31,              PURCHASES              SALES               INCOME
  ------------             -----------------------------------------------------
     1998                  $84,394,642          $81,365,811          $   136,120
                           =====================================================
     1997                  $39,130,427          $38,834,325          $    61,677
                           =====================================================

The Plan's investments (including investments bought, sold and held during the year) appreciated in fair value by $11,667,092 and $13,261,016 during 1998 and 1997, respectively, as follows:

                                                                NET APPRECIATION
                                                            (DEPRECIATION) IN FAIR
                                                               VALUE DURING YEAR
                                                       ---------------------------------
                                                           1998                 1997
                                                       ------------         ------------
     Investments at fair value as determined by
      quoted market prices:
         Common stocks                                 $  3,587,077         $  9,245,565
         Corporate bonds                                     (4,768)              (4,107)
         U.S. government securities                         337,139              364,954
         Putnam mutual funds                              7,747,644            3,654,604
                                                       ------------         ------------
     Net change in fair value                          $ 11,667,092         $ 13,261,016
                                                       ============         ============

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)



6.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 25, 1996, stating that the Plan is qualified, in form, under
Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

7.  RECONCILIATION TO FORM 5500

Net assets available for benefits and benefit payments as recorded in these financial statements differ from amounts reported in the Company's Form 5500 as filed with the Department of Labor. In these financial statements, pursuant to generally accepted accounting principles, accrued benefits payable of $686,008 and $1,539,467 at December 31, 1998 and 1997, respectively, are not recognized until paid.

8.  YEAR 2000 (UNAUDITED)

The Company has implemented a Year 2000 compliance program to address all major computing information systems, networks, desktop systems, infrastructure and critical information supply chains. In addition, the Company is verifying that all date fields and calculations used in critical business processes will be Year 2000 compliant. As part of this program the Company is also addressing external Year 2000 related risks which arise from the Year 2000 readiness of third parties with whom the Company and the Plan maintain ongoing relationships.

As part of its Year 2000 compliance program, the Company is contacting third-party vendors, provider and hospital networks, business partners, contractors, and service providers to assess their level of Year 2000 readiness. In some cases, the Company is requiring reasonable assurance with respect to Year 2000 compliance. The priority is to assess the readiness of providers and

                       The PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)



8.  YEAR 2000 (UNAUDITED) (CONTINUED)

other third parties with which the Company electronically exchanges data or interacts. Because the Company does not control the products, services, or systems of providers, vendors or customers, the Company cannot ensure their Year 2000 compliance. The Company is developing business process contingency plans in order to mitigate the impact of potential Year 2000 non-compliance by providers, vendors and customers.

9.  SUBSEQUENT EVENTS

CONTRIBUTION AND BENEFIT CHANGES

Effective January 1, 1999, the Company implemented five contribution and benefit changes to the Plan: (i) the Company increased mandatory annual contributions to participants' accounts from 2% to 3% (profit-sharing account), (ii) the Company increased maximum participant contributions (subject to IRS limits) from 12% to 15%, (iii) the Company shortened the vesting schedule from seven years to four years, (iv) the Company increased the number of investment options from seven funds to nine funds, and (v) employees are eligible to participate in the Plan on the first of the month after completing 75 days of service.

TRANSFER OF ASSETS FROM THE FHP SAVINGS PLAN AND FHP MONEY PURCHASE PENSION PLAN

On February 14, 1997, the Company acquired FHP International Corporation. On December 31, 1998, FHP terminated the FHP Money Purchase Pension Plan and the assets from the pension plan were transferred to the Plan. On April 1, 1999, assets and liabilities attributable to the FHP employees contained in the FHP Savings Plan were transferred to the Plan. As a result of the transfers from the pension plan and the FHP Savings Plan, assets totaling $85,129,175 were transferred to the Plan. Former FHP Savings Plan participants are eligible to participate and are subject to all Plan benefit and contribution policies.

COMBINATION OF CLASS A AND CLASS B COMMON STOCK

At the Company's June 24, 1999 annual meeting, the Company's Class A and Class B common stockholders approved an amended and restated certificate of incorporation. The amended and restated certificate combined and reclassified the Company's Class A and Class B common stock into a single class of voting common stock. Management believes that this transaction will not have a material impact on the Plan.

                             Supplemental Schedules

                        PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                            EIN: 33-0064895 Plan: 001

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

  SHARES OR                                                                 CURRENT
  PAR VALUE               IDENTITY OF ISSUE                   COST           VALUE
--------------------------------------------------------------------------------------
               MUTUAL FUNDS
  1,139,277    Putnam Growth and Income Fund*             $  21,023,893  $ 23,343,783
    678,472    Putnam Income Fund Class A #A04*               4,755,335     4,695,025
  1,316,480    Putnam Global Growth Fund Class A*            14,092,563    16,390,175
  1,641,436    Putnam Voyager Fund Class A*                  28,410,482    35,980,282
  4,254,354    Putnam Money Market Fund Class A*              4,254,354     4,254,354
                                                          ---------------------------
                                    TOTAL MUTUAL FUNDS       72,536,627    84,663,619

               COMMON STOCKS
     28,000    American Greetings Corp. Class A                 821,525     1,149,750
     27,800    American Home Products Corp.                   1,031,748     1,567,225
     21,700    Amoco Corp.                                    1,104,522     1,299,288
     23,250    Aon Corp.                                        529,133     1,287,469
     19,900    AT&T Corp.                                     1,250,884     1,507,425
     15,050    Bankamerica Corp. New                          1,157,002       904,881
     14,300    Baxter International Inc.                        863,704       919,669
     18,700    Bestfoods                                        898,572       995,775
     34,500    Burlington Northern Santa Fe Corp.               774,028     1,181,625
     15,500    Citigroup Inc.                                 1,050,516       770,156
     10,000    Consolidated Natural Gas Co.                     510,921       540,000
     16,000    Diageo PLC - Spons ADR                           694,813       740,000
     17,600    Elf Aquitaine Spons ADR                          873,752       996,600
     39,100    Entergy Corp.                                  1,125,960     1,216,988
     16,400    First Union Corp.                                787,789       997,325
     30,000    Fleet Financial Group Inc.                     1,037,838     1,340,625
     34,700    Fort James Corp.                               1,412,739     1,388,000
     20,100    Gannett Corp.                                    593,104     1,296,450
     20,500    Hewlett Packard Co.                            1,185,253     1,400,406
     29,132    Household International Inc.                     668,263     1,154,356
      6,500    International Business Machines Corp.            280,746     1,198,438
     12,200    Loews Corp.                                    1,125,837     1,198,650
      8,300    Magna International Inc. Class A                 576,125       514,600
     38,200    Masco Corp.                                      565,796     1,098,250
     18,200    Mattel Inc.                                      588,383       427,700
     23,758    MCI Worldcom Inc.                                514,478     1,704,637
     17,640    National City Corp.                            1,084,201     1,278,900

                         PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                            EIN: 33-0064895 Plan: 001

    Line 27 (a) - Schedule of Assets Held for Investment Purposes (continued)

                                December 31, 1998


  SHARES OR                                                                 CURRENT
  PAR VALUE               IDENTITY OF ISSUE                   COST           VALUE
--------------------------------------------------------------------------------------
              COMMON STOCKS (CONTINUED)
     44,000   Nordstrom Inc.                              $   1,180,123  $  1,526,250
     28,976   PacifiCare Health Systems Class B*              2,033,880     2,303,592
     32,100   Philip Morris Companies Inc.                      690,372     1,717,350
     30,400   Praxair Inc.                                    1,308,848     1,071,600
     11,400   Providian Financial Corp.                         166,463       855,000
     28,000   Raytheon Co. Class B                            1,242,876     1,491,000
      1,511   Raytheon Co. Class A                               78,934        78,100
     18,200   SBC Communications Inc.                           446,723       975,975
     17,500   Schlumberger Ltd.                               1,298,704       811,562
     26,600   Shell Tran & Trade PLC NY SH                      933,509       989,187
     53,700   Sherwin Williams Co.                            1,642,523     1,577,437
     18,900   Torchmark Corp.                                   702,945       667,406
     43,500   USX Marathon Group                              1,430,235     1,310,437
        790   Waddell & Reed Financial Inc.                      16,029        18,713
      3,404   Waddell & Reed Financial Inc.Class B               68,859        79,143
     31,080   Washington Mutual Inc.                            402,100     1,192,695
     32,500   Williams Cos Inc.                                 887,784     1,013,594
     11,800   Xerox Corp.                                       584,860     1,392,400
                                                          ---------------------------
                                   TOTAL COMMON STOCKS       38,223,399    49,146,629

              CORPORATE BONDS
    500,000   Banc One Corp. 7.00% due 3/25/02                  502,410       522,935
    325,000   Bankamerica Corp. 7.50% due 10/15/02              347,038       345,339
    200,000   BP America Inc. 9.375% due 11/01/00               222,228       214,726
    300,000   British Telecom 9.375% due 2/15/99                329,091       301,251
    175,000   CNA Financial Corp. 6.25% due 11/15/03            170,436       174,060
    400,000   Consolidated Rail 9.75% due 6/01/00               446,680       422,132
    500,000   Ford Motor Credit Corp. 6.625% due 6/30/03        513,415       520,560
    500,000   International Lease 5.75% due 1/15/99             503,090       500,070
    300,000   Mobil Corp. 7.25% due 3/15/99                     295,272       301,113
                                                          ---------------------------
                                 TOTAL CORPORATE BONDS        3,329,660     3,302,186

                         PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                            EIN: 33-0064895 Plan: 001

    Line 27 (a) - Schedule of Assets Held for Investment Purposes (continued)

                                December 31, 1998


  SHARES OR                                                                 CURRENT
  PAR VALUE               IDENTITY OF ISSUE                   COST           VALUE
--------------------------------------------------------------------------------------
              U.S. GOVERNMENT SECURITIES
    300,000   Federal  National Mtg. Assoc. 8.25% due
                12/18/00                                    $   317,156    $  317,814
    300,000   FHLMC Multiclass Mtg. 5.75% due 4/15/11           277,781       299,904
     77,908   FHLMC Multiclass Mtg. 6.70% due 8/15/05            78,809        78,101
    200,000   FNMA REMIC 92-193GB 7.00% due 1/25/06             209,625       202,218
    264,519   FNMA REMIC 93-15E  6.75% due 1/25/05              272,072       264,353
    213,228   FNMA REMIC 93-82C 6.00% due 7/25/15               212,762       212,827
     99,645   GNMA II Pool #210419 8.00% due 4/20/17            105,126       104,062
     62,921   GNMA Pool #255800 9.00% due 7/15/18                65,989        67,699
     26,936   GNMA Pool #284915 9.00% due  3/15/20               28,620        28,948
    357,140   GNMA Pool #291100 9.00% due 5/15/20               379,238       383,812
    175,591   GNMA Pool #310888 9.00% due 6/15/21               188,047       188,593
    193,455   GNMA Pool #311088 9.00%due 7/15/21                207,843       207,780
    302,915   GNMA Pool #311458 8.00% due 6/15/22               312,192       315,695
    196,364   GNMA Pool #319100 8.00% due 5/15/22               203,482       204,648
    184,254   GNMA Pool #319134 8.50% due 4/15/22               189,091       195,942
     42,861   GNMA Pool #320086 8.00% due 7/15/22                45,340        44,670
    259,762   GNMA Pool #323135 8.00% due 6/15/22               270,396       270,721
    312,918   GNMA Pool #328105 8.00% due 8/15/22               329,151       326,120
     74,424   GNMA Pool #330100 7.50% due 2/15/23                76,052        76,796
    115,526   GNMA Pool #342434 7.50% due 1/15/23               114,551       119,208
    207,682   GNMA Pool #342515 9.00% due 3/15/23               218,585       221,914
    835,591   GNMA Pool #346659 7.00% due 7/15/23               859,614       855,169
     54,538   GNMA Pool #370508 7.00% due 2/15/09                52,289        55,927
    285,794   GNMA Pool #371046 8.50% due 2/15/24               305,799       303,119
     74,578   GNMA Pool #390623 9.00% due 5/15/24                77,282        79,566
    335,672   GNMA Pool #284405 8.00% due 12/15/19              348,469       351,321
    469,829   GNMA Pool #311581 8.00% due 11/15/22              494,495       489,651
    420,521   GNMA Pool #327245 8.00% due 8/15/22               439,839       438,263
    185,751   GNMA Pool #308018 8.50% due 4/15/21               194,980       197,882
    188,399   GNMA Pool #392802 9.25% due 12/15/24              200,409       201,605
  4,700,000   U.S. Treasury Note 6.625% due 4/30/02           4,731,614     4,973,211
  2,000,000   U.S. Treasury Note 5.875% due 2/15/04           2,013,437     2,110,620
  3,000,000   U.S. Treasury Note 6.25% due 2/15/07            3,321,094     3,290,640

                         PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                            EIN: 33-0064895 Plan: 001

    Line 27 (a) - Schedule of Assets Held for Investment Purposes (continued)

                                December 31, 1998


  SHARES OR                                                                 CURRENT
  PAR VALUE               IDENTITY OF ISSUE                   COST           VALUE
--------------------------------------------------------------------------------------
              U.S. GOVERNMENT SECURITIES (CONTINUED)
  3,500,000   U.S. Treasury Note 6.375% due 8/15/02         $ 3,504,844    $ 3,691,415
  1,000,000   U.S. Treasury Note 6.50% due 5/15/05            1,058,906      1,095,940
  3,000,000   U.S. Treasury Note 7.25% due 8/15/04            3,239,531      3,374,070
                                                            --------------------------
                      TOTAL U.S. GOVERNMENT SECURITIES       24,944,510     25,640,224

              SHORT-TERM INCOME FUND
  3,659,885   Wells Fargo Bank Short-term Income Fund*        3,659,885      3,659,885

              PARTICIPANT LOANS
  2,486,259   Participant loans 8% to 11/% through 2005              --      2,486,259
                                                                         -------------
                                     TOTAL INVESTMENTS                   $ 168,898,802
                                                                         =============

-------------
*Investment with a party-in-interest.

                         PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                            EIN: 33-0064895 Plan: 001

           Line 27 (b) - Schedule of Loans or Fixed Income Obligations

                          Year ended December 31, 1998


                                      AMOUNT RECEIVED        UNPAID           DESCRIPTION OF LOAN
                       ORIGINAL    DURING REPORTING YEAR   BALANCE AT    ---------------------------------        AMOUNT OVERDUE
                       AMOUNT OF   ---------------------     END OF      DATE OF        LOAN      INTEREST     ---------------------
OBLIGOR                  LOAN      PRINCIPAL    INTEREST      YEAR         LOAN       MATURITY      RATE       PRINCIPAL    INTEREST
------------------------------------------------------------------------------------------------------------------------------------
Martha Sanchez         $  3,000     $   184     $    57     $  1,616     07/20/95     08/17/00       10.75%     $    461     $   110
Mary F. Hardy             8,479         409         353        8,070     11/28/97     12/19/02       10.50%          969         554
Melissa R. Webber         7,500         821         194        5,015     02/20/97     03/16/00       10.25%        1,731         299
Fe A. Templado           10,000         432         266        9,147     08/11/97     08/29/02       10.50%        1,305         689
Daidre A. Streeter        1,783         158          55        1,625     05/15/98     05/20/01       10.50%          190          50
Diana L. Palmer           1,438          47          61        1,228     02/05/96     01/12/06       10.50%           76          68
Luisa V. Ferguson         3,350         613         383        2,737     04/08/97     04/25/02       10.25%          322         143
Ellen K. Dunno            4,030         504         215        2,762     09/24/96     10/11/01       10.25%          306          94
Misty D. Dunphy           6,000          67         196        5,933     12/16/97     01/04/08       10.50%          253         423
Cindy L. Haven            3,000          --          --        2,545     07/13/95     07/14/05       11.00%          258         278

                         PacifiCare Health Systems, Inc.
                         Savings and Profit-Sharing Plan

                            EIN: 33-0064895 Plan: 001

                Line 27 (d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                                                                                          CURRENT
                                                                                                         VALUE OF
                                                                                                         ASSET ON
    IDENTITY OF                                          PURCHASE         SELLING         COST OF       TRANSACTION       NET GAIN
  PARTY INVOLVED              DESCRIPTION OF ASSETS        PRICE           PRICE           ASSET           DATE            (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess of 5% of plan assets:

Wells Fargo Bank(1)          Short-term income fund     $84,394,642     $        --     $84,394,642     $84,394,642     $        --
                                                                 --      81,365,811      81,365,811      81,365,811              --

Putnam Investments(1)        Growth and Income            8,538,908              --       8,538,908       8,538,908              --

                                                                 --       4,109,123       3,598,371       3,939,578         169,545
                             Global Growth                4,862,837              --       4,862,837       4,862,837              --
                                                                 --       2,131,848       1,972,295       1,923,689         208,159
                             Voyager Class A             11,318,707              --      11,318,707      11,318,707              --
                                                                 --       4,843,048       3,936,519       4,555,237         287,811
                             Money Market Class A         4,567,934              --       4,567,934       4,567,934              --
                                                                 --       3,131,674       3,131,674       3,131,674              --

------------
(1) Trustee for the Plan and, therefore, a party-in-interest for which statutory exemption exists.

There were no category (i), (ii) or (iv) reportable transactions during 1998.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            THE PACIFICARE HEALTH SYSTEMS, INC.
                                              SAVINGS AND PROFIT-SHARING PLAN



DATE:  June 29, 1999                   BY:         /s/ MARY C. LANGSDORF
                                            ------------------------------------
                                                      Mary C. Langsdorf
                                               Senior Vice President of Finance
                                                   and Corporate Controller
                                                (Principal Accounting Officer)

                                  EXHIBIT INDEX


Exhibit 23     Consent of Independent Auditors



22